May 29, 2018

Via EDGAR

Mr. Lory Empie

Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       Morningstar, Inc.
Form 10-K for the year ended December 31, 2017
Filed March 1, 2018
File No. 0-51280

Dear Mr. Empie:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), I am writing in response to the comments contained in the comment letter dated May 11, 2018 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”).  For the convenience of the Staff’s review, I have set forth the comment contained in the Comment Letter along with the response of the Company.

Part II

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 72

1.                                   We note your disclosure on page 47 that asset-based fees represent approximately 21% of your gross revenue.  Please revise your future filings to separately present asset-based fee revenue on the face of the Income Statement.  Refer to Rule 5-03(b) of Regulation S-X.

Response:

The Company has assessed the guidance within Rule 5-03(b) of Regulation S-X related to income statement presentation for net sales and gross revenues and does not believe separate disclosure of asset-based fees on the face of the income statement is required.

Section 5-03(b) of Regulation S-X states that if income is derived from more than one of the sub-captions described below, each class which is not more than 10 percent of the sum of the items may be combined with another class:

(a)  Net sales of tangible products (gross sales less discounts, returns and allowance);

(b)  Operating revenues of public utilities or others;

(c)  Income from rentals;

(d)  Revenues from services; and

(e)  Other revenues.

The Company derives substantially all of its revenue from services (item d).  The Company provides access to software, data, research, and investment management advice for which clients do not obtain tangible products or rights to own.

The License-based product revenue, which includes Morningstar Data, Morningstar Direct, Morningstar Advisor Workstation, Morningstar Enterprise Components, Morningstar Research, PitchBook Data, and other similar products, is derived from subscription license arrangements.  Clients do not take physical possession of the software nor do they obtain ownership of any licensed data, but rather they access the application’s functionality through the internet for the term of their license agreement.  The client’s ability to utilize the product ends with the expiration of these agreements and the client no longer has rights to utilize the data or software after this period.

Transaction-based revenue, which includes Morningstar Credit Ratings, Internet advertising sales, and Conferences, is also derived from service arrangements with the clients. Morningstar Credit Ratings provides new-issue ratings and analysis for structured finance securities, corporates and financial institutions. Morningstar Credit Ratings charges fees that are paid by the issuer based on the type and complexity of the security being rated and the size of the transaction.  Internet advertising revenue is derived primarily from “impression-based” contracts whereby the client pays for the number of times the client’s ads are displayed to users on the Company’s site. Conference revenue is derived from exhibitor and participant attendance at the Company’s events.

Similarly, the Company’s asset-based revenue is derived from service arrangements and includes Morningstar Investment Management, Workplace Solutions, and Morningstar Indexes.  Investment Management includes a broad range of services.  The Company’s revenues include asset-based fees for work performed that involves acting as an advisor or subadvisor to investment portfolios for individual investors and providing asset allocation, manager selection and other similar services to institutional clients.  The Workplace Solutions offering helps retirement plan participants plan and invest for retirement. The Company offers these services through retirement plan providers (typically third-party asset management companies that provide administrative and record-keeping services) and directly to plan sponsors (employers that offer retirement plans to their employees).  These contracts may include one-time setup fees, implementation fees, technology licensing and maintenance fees, asset-based fees for managed retirement accounts, fixed and variable fees for advice and guidance, or a combination of these fee structures.  The Company licenses Morningstar Indexes to numerous institutions that offer ETFs and exchange-traded notes based on the indexes. Firms license Morningstar Indexes for both product creation and data licensing.

Additionally, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 contains the enhanced revenue disclosures required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which includes disclosure of revenue disaggregated by revenue type (license-based, asset-based, and transaction-based).

Based on the guidance in Section 5-03(b) of Regulation S-X and the nature of the Company’s revenue being derived from services, the Company believes that it is appropriate to continue to present revenue as a single line on the face of the income statement.

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If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky
Chief Financial Officer